SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of April, 2003

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1. The Tomkins Employee Share Trust - Disclosure of interest in shares dated 14 March, 2003.

2. Documents re Report and Accounts December 2002, dated 26 March 2003.

3. Tomkins to make recommended offer to acquire Canadian auto parts manufacturer Stackpole Limited, dated 30 April 2003.



Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.

Exhibit No. 1.


Announcement Body Information:


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


14 March 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol, A J Reading and K Lever.

2. Transaction date:  10 March 2003.

3. Date Company informed:  13 March 2003 (by Trustees).

4. Number of shares disposed:  1,563 Ordinary shares of 5p each.

5. Price per share:  Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in a third party, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Norman Porter
Company Secretary

Exhibit No. 2.



Tomkins plc
26 March 2003

Documents for inspection:- Report and Accounts for the eight months to 31 December 2002 (including Notice of AGM to be held on 22 May 2003); Forms of Proxy; Shareholder Register multiple accounts form; and AGM shareholder question form.

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at :

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone No. 020 7676 1000.


Norman Porter
Company Secretary

Exhibit No. 3.


30 April 2003


         Tomkins plc to make recommended offer to acquire Canadian Auto parts manufacturer Stackpole Limited

The Boards of Tomkins plc [London: TOMK; NYSE: TKS] and Stackpole Limited [Toronto: SKD] announce that they have reached agreement whereby Tomkins will make an offer to purchase all of the issued and outstanding common shares of Stackpole at a price of Cdn $33.25 per share in cash for an aggregate consideration of Cdn $331 million (approximately GBP143 million). The acquisition will be financed out of Tomkins' existing cash resources.

The proposed offer has the unanimous support of the Board of Stackpole, which is recommending that Stackpole shareholders accept the offer. Stackpole's majority shareholder, The Stackpole Corporation, holding approximately
52 per cent of Stackpole's common shares, has irrevocably agreed to tender its shares to the offer.

The offer represents a 39.4 per cent premium over Stackpole's closing share price of Cdn $23.85 on the Toronto Stock Exchange on 28 April 2003 and a 54.2 per cent premium over Stackpole's 20-day volume weighted average share price of Cdn $21.56.

The offer is expected to be mailed to Stackpole's shareholders during the next two weeks and will remain open for 35 days. It will be subject to customary conditions including that at least two thirds of Stackpole's shares are tendered and that all necessary regulatory approvals are obtained.

Stackpole is a leading manufacturer of highly engineered, technologically differentiated powertrain components, systems and assemblies, primarily for the automotive original equipment market. Headquartered in Toronto, Canada, Stackpole operates from four facilities in Canada and one facility in the UK, with around 1,500 employees. During the year ended 31 December 2002, Stackpole reported record results with sales of Cdn $267.0 million (GBP116.1 million)
and profit before tax of Cdn $28.6 million (GBP12.4 million). At 31 December 2002, Stackpole had consolidated net assets of Cdn $144.8 million
(GBP63.0 million), including net cash of Cdn $5.9 million (GBP2.6 million).
Key senior managers at Stackpole are expected to remain with the business.
This acquisition is in line with Tomkins' stated strategy of developing a significant presence in the global automotive drivetrain and powertrain market
estimated at US$130 billion.   Currently, the majority of drivetrain and
powertrain components and modules are produced in-house by the automotive original equipment manufacturers (OEMs) but there is an increasing trend amongst OEMs for the design, development and manufacture to be outsourced to suppliers. Recognising this trend, Tomkins has been seeking out acquisitions that add to its existing expertise in engine front end accessory drive systems, so that it will be able to supply OEMs with drivetrain and powertrain components, modules and systems.

Tomkins expects that the acquisition will be accretive to earnings per share in the current financial year (Note 3).

James Nicol, Chief Executive Officer of Tomkins, commented:

"Stackpole has built an excellent reputation as a supplier of innovative and highly engineered products to many of the world's leading automotive manufacturers. It has demonstrated its ability to generate sustained growth in
profitability.   We believe that, through the greater resources available as part of Tomkins, we can generate further value as we exploit the opportunities within the rapidly growing market for outsourced drivetrain and powertrain components, modules and systems."

Robert Lander, President and Chief Executive Officer of Stackpole, commented:

"I strongly endorse the Tomkins offer which I believe is very positive for Stackpole shareholders as well as our employees, customers and business partners. Tomkins, like Stackpole, places high value on innovative technology, manufacturing excellence and the contribution of its people. Tomkins will provide Stackpole the necessary strength from which to effectively pursue future growth opportunities based on our proprietary technology."

Tomkins was advised by RBC Capital Markets and Osler, Hoskin & Harcourt LLP, whilst Stackpole was advised by CIBC World Markets and Aird & Berlis LLP.




Notes to editors:

1. Stackpole produces a range of products for the automotive drivetrain including powder metal transmission and metal pump components, engine and transmission oil pumps, and planetary carrier systems. Its proprietary metallurgy and manufacturing processes enable it to deliver components with high strength properties.

Further information on Stackpole can be obtained from its website www.stackpole.on.ca

2. Canadian dollars have been converted into Sterling at the rate of Cdn $2.30 = GBP1.00.

3. The statement that the acquisition will be accretive to earnings means that earnings will be higher than they would otherwise have been. It should not be taken to mean that earnings per share will be higher than the previous year.

Enquiries to:

Tomkins plc
Stephen Devany                          Tel:       + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head                              Tel:       + 44 (0) 20 7251 3801
Charlotte Hepburne-Scott




                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  30 April, 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary